SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013 (Report No. 2)

 ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: April 22, 2013

Press Release

For Immediate Release

OTI's Wholly Owned Subsidiary - ASEC – Awarded Multiple Contracts as an
e-Ticketing Operator for Transit Systems in Poland

Agreement for Warsaw City Card Extended and Expanded to 2022, with Estimated
Revenues of $45 Million Expected Over the Next 10 Years

Mazovia (Central Poland) Railway Signs Five-Year Agreement – Estimated Revenues
of $4.7 Million

Lublin Municipal Transport Department Signs a Five-Year Agreement – Estimated
Revenues of $1.5 Million

Iselin, NJ, April 22, 2013 - On Track Innovations Ltd. ("OTI") (NASDAQ GM: OTIV), today announced that its wholly owned subsidiary in Poland, ASEC S.A. (“ASEC”), was awarded multiple projects as e-ticketing operating for transit systems throughout Poland. Total direct revenues generated from transaction fees over the next 10 years are expected to reach approximately $50 million.  ASEC is responsible for building and operating the three projects, including financing and installation of infrastructure equipment.

In Warsaw, ASEC’s agreement for the Warsaw City Card with the Urban Transport Authority of the City of Warsaw was extended by additional term of five years, ensuring smooth and continuous operation until 2022. ASEC, which already operates 100 automated ticket vending machines (TVM) and 350 terminals will expand the program by installing additional 100 TVMs. The equipment (ticket vending machines and terminals) is used for loading of Warsaw City Cards electronic and magnetic paper tickets and is located at subway and train stations, buses and tramway transfer hubs and at areas frequently visited by tourists. It is estimated that the new expansion will necessitate additional investment in the project in the approximate amount of $3.5 million over a 3-year period.

For Mazovia Railway, Koleje Mazowieckie (KM), ASEC will install 84 automated ticket vending machines in KM train stations. This includes 14 vending machines located in train stations in Warsaw and its suburbs, where ASEC already provides electronic ticketing services for the Warsaw City Card. ASEC will sell electronic and paper train tickets on behalf of KM. The Mazowsze region is the largest and most populated region in Poland and includes the capital city of Warsaw. ASEC will provide a sales network system, infrastructure, distribution service and maintenance for loading of transportation electronic cards. ASEC will generate direct revenues from transaction fees and are expected to aggregate about $4.7 million over the next five years. The infrastructure equipment is to be installed and operated by ASEC and financed by ASEC through Polish banks. The project is expected to start yielding revenues in the last quarter of 2013.

For Lublin’s Municipal Transport Department ASEC will install 10 TVMs and 30 terminals for loading the local transit card. Expected revenues from this project are approximately $1.5 million.

Ofer Tziperman, OTI Chief Executive Officer commented: “We are very pleased with these new contracts that are the direct result of the hard work of our team in Poland. As more and more transit authorities use OTI’s payment solutions, we are establishing a steady stream of revenues that may form the basis for further growth with more mass transit customers in Poland and beyond”.

About On Track Innovations Ltd. (www.otiglobal.com)

On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected revenues and/or profits to be generated from the orders from the Transport Department of the City of Warsaw, Mazovia Railway and/or Lublin’s Municipal Transport Department, and the expected timing for generating such revenues. Forward-looking statements could be impacted by market acceptance of new and existing products and OTI’s and/or ASEC’s ability to actually execute production or delivery of such orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:

Galit Mendelson
Vice President of Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com